

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

July 13, 2017

Thomas E. Long
Chief Financial Officer
PennTex Midstream Partners, LP
11931 Wickchester Lane, Suite 300
Houston, TX 77043

      Re: **PennTex Midstream Partners, LP**
              Form 10-K for the Fiscal Year Ended December 31, 2016
              Filed February 3, 2017
              File No. 1-37412

Dear Mr. Long:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    /s/ William H. Thompson

                    William H. Thompson
                    Accounting Branch Chief
                    Office of Consumer Products

cc: Jason Healy, Associate GC & Secretary
    Jennifer Wolffarth, Executive Assistant